Unaudited Condensed Consolidated Interim Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2019 and 2018

1

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited and in thousands of US dollars)

		Mar. 31, 2019	Dec. 31, 2018

	Note
Assets
Current assets
Cash and cash equivalents		$485,867	$515,497
Trade and other receivables	6	149,121	117,153
Inventories	7	151,809	118,474
Prepaid expenses and other current assets		10,493	8,894
Other financial assets	8	5,494	10,366
Taxes receivable		6,840	2,008
		809,624	772,392
Receivables	6	19,045	39,121
Inventories	7	21,196	19,476
Other financial assets	8	16,263	15,159
Intangible assets - computer software		3,943	4,162
Property, plant and equipment	9	3,808,213	3,819,812
Deferred tax assets	16b	35,615	15,513
		$4,713,899	$4,685,635
Liabilities
Current liabilities
Trade and other payables		$148,515	$171,952
Taxes payable		3,368	5,508
Other liabilities	10	26,463	30,551
Other financial liabilities	11	20,996	12,425
Lease liabilities	12	26,249	20,472
Deferred revenue	14	81,462	86,256
		307,053	327,164
Other financial liabilities	11	24,258	18,771
Lease liabilities	12	59,006	53,763
Long term debt	13	977,413	981,030
Deferred revenue	14	498,666	479,822
Provisions	15	221,492	204,648
Pension obligations		21,083	23,863
Other employee benefits		106,021	93,628
Deferred tax liabilities	16b	338,009	324,090
		2,553,001	2,506,779
Equity
Share capital	17b	1,777,340	1,777,340
Reserves		(43,845)	(41,254)
Retained earnings		427,403	442,770
		2,160,898	2,178,856
		$4,713,899	$4,685,635
Commitments (note 19)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited and in thousands of US dollars)

		Three months ended
		March 31,
	Note	2019	2018
Cash generated from (used in) operating activities:
(Loss) profit for the period		$(13,412)	$41,445
Tax expense	16a	(4,696)	31,658
Items not affecting cash:
Depreciation and amortization	5b	77,681	80,696
Share-based payment expenses (recoveries)	5c	5,342	(1,565)
Net finance expense	5e	42,450	36,926
Change in fair value of derivatives	5e	(4,602)	(2,631)
Amortization of deferred revenue	14	(9,510)	(25,936)
Change in taxes receivable/payable, net	20a	3,911	(8,442)
Unrealized gain on warrants	5e	—	(5,557)
(Gain) loss on investments	5e	(790)	2,040
Pension and other employee benefit payments, net of accruals		843	143
Other and foreign exchange		963	(2,506)
Taxes paid		(8,585)	(14,480)
Operating cash flow before change in non-cash working capital		89,595	131,791
Change in non-cash working capital	20a	(27,895)	(429)
		61,700	131,362
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(42,283)	(46,443)
Net purchase of investments		—	(388)
Change in restricted cash		737	206
Net interest received		2,283	651
		(39,263)	(45,974)
Cash generated from (used in) financing activities:
Interest paid on long-term debt		(37,375)	(37,375)
Financing costs		(5,474)	(4,230)
Lease payments		(7,449)	(5,038)
Share issuance costs		—	(70)
Dividends paid	17b	(1,955)	(2,026)
		(52,253)	(48,739)
Effect of movement in exchange rates on cash and cash equivalents		186	(352)
Net (decrease) increase in cash and cash equivalents		(29,630)	36,297
Cash and cash equivalents, beginning of the period		515,497	356,499
Cash and cash equivalents, end of the period		$485,867	$392,796
For supplemental information, see note 20.

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements
(Unaudited and in thousands of US dollars)

		Three months ended
		March 31,
	Note	2019	2018

Revenue	5a	$292,258	$386,656

Cost of sales
Mine operating costs		163,316	185,277
Depreciation and amortization	5b	77,130	80,608
		240,446	265,885
Gross profit		51,812	120,771

Selling and administrative expenses		14,900	5,715
Exploration and evaluation expenses		5,407	7,342
Other operating expenses	5d	11,696	7,849
Results from operating activities		19,809	99,865
Finance income	5e	(2,578)	(1,378)
Finance expenses	5e	45,028	38,304
Other finance gains	5e	(4,533)	(10,164)
Net finance expense		37,917	26,762

(Loss) profit before tax		(18,108)	73,103
Tax (recovery) expense	16a	(4,696)	31,658

(Loss) profit for the period		$(13,412)	$41,445

(Loss) earnings per share
Basic and diluted		$(0.05)	$0.16

Weighted average number of common shares outstanding:
Basic and Diluted		261,272,151	261,271,188

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited and in thousands of US dollars)

	Three months ended
	March 31,

	2019	2018

(Loss) profit for the period	$(13,412)	$41,445

Other comprehensive income (loss):
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign currency balances	3,768	(8,025)
	3,768	(8,025)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial (loss) gain	(5,719)	2,017
Tax effect	(640)	(365)
	(6,359)	1,652

Other comprehensive loss net of tax, for the period	(2,591)	(6,373)

Total comprehensive (loss) income for the period	$(16,003)	$35,072

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Share capital	Other capital	Foreign currency	Remeasurement
	(note 17)	reserves	translation reserve	reserve	Retained earnings	Total equity

Balance, January 1, 2018	$1,777,409	$28,837	$12,552	$(67,852)	$361,399	$2,112,345
Profit	—	—	—	—	41,445	41,445
Other comprehensive (loss) income	—	—	(8,025)	1,652	—	(6,373)
Total comprehensive (loss) income	—	—	(8,025)	1,652	41,445	35,072
Contributions by and distributions to owners:
Stock options exercised	(70)	—	—	—	—	(70)
Dividends (note 17b)	—	—	—	—	(2,026)	(2,026)
Total contributions by and distributions to owners	(70)	—	—	—	(2,026)	(2,096)

Balance, March 31, 2018	$1,777,339	$28,837	$4,527	$(66,200)	$400,818	$2,145,321
Profit	—	—	—	—	43,971	43,971
Other comprehensive income	—	—	(16,346)	7,928	—	(8,418)
Total comprehensive income	—	—	(16,346)	7,928	43,971	35,553
Contributions by and distributions to owners:
Share issue costs, net of tax (note 17b)	(10)	—	—	—	—	(10)
Warrants exercised (note 17b)	11	—	—	—	—	11
Dividends (note 17b)	—	—	—	—	(2,019)	(2,019)
Total contributions by and distributions to owners	1	—	—	—	(2,019)	(2,018)
Balance, December 31, 2018	$1,777,340	$28,837	$(11,819)	$(58,272)	$442,770	$2,178,856

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Share capital	Other capital	Foreign currency	Remeasurement
	(note 17)	reserves	translation reserve	reserve	Retained earnings	Total equity
Balance, January 1, 2019	$1,777,340	$28,837	$(11,819)	$(58,272)	$442,770	$2,178,856
Loss	—	—	—	—	(13,412)	(13,412)
Other comprehensive income (loss)	—	—	3,768	(6,359)	—	(2,591)
Total comprehensive income (loss)	—	—	3,768	(6,359)	(13,412)	(16,003)
Contributions by and distributions to owners:
Dividends (note 17b)	—	—	—	—	(1,955)	(1,955)
Total contributions by and distributions to owners	—	—	—	—	(1,955)	(1,955)

Balance, March 31, 2019	$1,777,340	$28,837	$(8,051)	$(64,631)	$427,403	$2,160,898

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

1.	Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") was amalgamated under the Canada Business Corporations Act on August 15, 2011.

The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three months ended March 31, 2019 and 2018 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Wholly owned subsidiaries as at March 31, 2019 include HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc. and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and copper projects in Arizona and Nevada (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018 which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of these interim financial statements, except as noted below.

As a result of the application of IFRS 16, Leases ("IFRS 16"), the Group has amended the relevant accounting policies. Refer to note 3 for further information.

The Board of Directors approved these interim financial statements on May 6, 2019.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

(b)	Functional and presentation currency:

The Group's interim financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except the Company’s Manitoba business unit, which has a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)	Use of judgements:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The interim financial statements reflect the judgements outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2018.

(d)	Use of estimates and assumptions:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The interim financial statements reflect the estimates outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2018.

3.	Significant accounting policies

These interim financial statements reflect the accounting policies applied by the Group in its audited consolidated financial statements for the year ended December 31, 2018 and comparative periods. As a result of the application of IFRS 16, Leases (“IFRS 16”), the Group has amended the relevant accounting policies as recast below.

(a)	Property, plant and equipment

(i)	Depreciation rates of major categories of assets:

•	Capital works in progress	- not depreciated
•	Mining properties	- unit-of-production
•	Mining assets	- unit-of-production
•	Plant and Equipment
–	Equipment	- straight-line over 1 to 21 years
–	Other plant assets	- straight-line over 1 to 21 years / unit-of-production
–	Right-of-use assets	- straight-line over term of lease

The Group reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

(b)	Leases

The Group has applied IFRS 16 using the modified retrospective approach. The impact of the changes in disclosed in Note 4.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The group assesses the following criteria in the determination of whether a contract conveys the right to control the use of an identified asset:

–

The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has substantive substitution rights, then the asset is not identified;

–	The Group has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
–

The Group has the right to direct the use of the asset by means of decision making rights that are most relevant to changing how and for what purpose the asset is used. In the case where decisions about the assets purpose is predetermined, the Group is determined to have the right to direct the use of the asset if either:

The Group has applied this approach to contracts entered into or changed on or after January 1, 2019. The Group’s approach to other contracts is explained in Note 4.

The Group recognizes a right-of-use ("ROU") asset and lease liability at the lease commencement date. The initial measurement of the ROU asset is on a present value basis. This is based on the calculated lease liability plus any initial direct costs incurred, an estimate of removal or restoration costs, and any payments made prior to commencement of the lease less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is measured at the present value of the lease payments that are yet to be paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be easily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise fixed payments including in-substance fixed payments and variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the additional costs the Group reasonably expects to incur due to purchase options, extension options and termination options reasonably expected to be exercised.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in the expected future cash flows of a leasing contract either due to a change in index or rate, or due to a change in terms of the contract. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset is zero.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

The Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component for lease contracts of all asset classes.

The Group has elected not to recognise ROU assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Group does not enter into transactions where the Group acts as a lessor.

The incremental borrowing rate used for new ROU leases as at January 1, 2019 and going forward which are required to incorporate assessments of asset specific attributes such as quality and location is a key management judgement.

4.	New standards

New standards and interpretations adopted

(a) IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, replaces the current guidance in IAS 17, Leases (“IAS 17”), and is to be applied either retrospectively or a modified retrospective approach. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts, which has caused, with limited exceptions, most leases to be recorded ‘on balance sheet’.

The Group has selected the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 has been recognized as an adjustment to the January 1, 2019 balance for property, plant and equipment and lease liabilities. There was no retained earnings impact. The Group applied the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

On the transition date of January 1, 2019, former operating leases have been recognized on the consolidated balance sheet, which has increased liabilities and property, plant and equipment balances. As a result of recognizing the former operating leases, this has reduced cost of sales, as previously recorded operating lease expense has been replaced by depreciation expense and finance expense.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

(b)	Lease standard adopted - Impact Summary Condensed Consolidated Interim Balance Sheet

			Revised opening
	As reported		balance, January 1,
	December 31, 2018	Adjustment	2019
Property, plant & equipment, net book value	$3,819,812	$14,980	$3,834,792

Lease Liability (current)	20,472	4,949	25,421

Lease Liability (non-current)	53,763	10,031	63,794

On transition to IFRS 16, the Group recognized an additional $14,980 of right of use assets and lease liabilities. When measuring lease liabilities, the Group discounted lease payments using the incremental borrowing rate at January 1, 2019. The range of interest rates utilized for discounting varies depending mostly on the Hudbay Group entity acting as lessee and duration of the lease; rates ranged from 1.95% to 5.13%, per annum.

For the transition to IFRS 16, effective January 1, 2019, for previous operating leases which were not capitalized, the lease liability is initially measured at the present value of the future lease payments discounted using the Company’s incremental borrowing rate. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Since the Company elected not to apply the general requirements of IFRS 16 to short-term leases (i.e. one that does not include a purchase option and has a lease term at commencement date of 12 months or less) and leases of low value assets, the Company recognizes the lease payments associated with those leases as an expense on either a straight-line basis over the lease term or another systematic basis if that basis is representative of the pattern of the lessee’s benefits, similar to the previous accounting for operating leases.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

–	Applied a single discount rate to a portfolio of leases with similar characteristics adjusting using a risk adjusted rate
–	Adjusted the right of use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application, as an alternative to an impairment review
–	Applied the exemption to not recognize right of use assets and liabilities for leases with less than 12 months of lease term
–	Excluded initial direct costs from measuring the right of use asset at the date of initial application
–	Used hindsight when determining the lease term if the contract contains options to extend or terminate a lease

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

Change in opening lease liability balances:

Jan. 1, 2019
Total minimum lease payments - lease liabilities, Dec, 31, 2018	$78,174
Newly capitalized leases, IFRS 16 (Note 4b)	17,708
Total minimum lease payments - lease liabilities, Jan. 1, 2019	95,882
Effect of discounting	(6,667)
Present value of minimum lease payments	89,215
Less: current portion	(25,421)
$63,794

Reconciliation of operating leases in IAS 17 to IFRS 16:

Operating lease commitments, Dec. 31, 2018	$63,448
Less: short term leases - expedient	(3,663)
Less: low value leases - expedient	(10)
Less: variable consideration leases[1]	(46,120)
Add: inclusion of non–lease components (election) and expected term extensions	4,053
Lease commitments - capitalizable leases, Jan. 1, 2019	17,708
Effect of discounting	(2,728)
Newly capitalized leases at January 1, 2019	14,980

1 Variable consideration leases include equipment used for heavy civil works at Constancia.

New standards and interpretations not yet adopted

(c)	Amendment to IFRS 3 - Business Combinations

The amendment to IFRS 3 clarifies the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. This amendment is in effect January 1, 2020 with early adoption permitted. The Group has not yet determined the effect of adoption of this amendment on its consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

5.	Revenue and expenses

	(a)	Revenue

The Group’s revenue by significant product types:

	Three months ended
	March 31,
	2019	2018
Copper	$202,293	$256,871
Zinc	67,206	90,923
Gold	28,484	36,607
Silver	26,618	22,176
Molybdenum	6,333	3,305
Other	1,065	915
	331,999	410,797
Variable consideration adjustments (note 14)	(16,295)	155
Pricing and volume adjustments [1]	(3,303)	(193)
	312,401	410,759
Treatment and refining charges	(20,143)	(24,103)
	$292,258	$386,656

1Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended
	March 31,
	2019	2018
Cost of sales	$77,130	$80,608
Selling and administrative expenses	551	88
	$77,681	$80,696

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

(c)	Share-based payment expenses (recoveries)

Share-based payment expenses (recoveries) are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled
			Total share-based
	RSUs	DSUs	payment expense
Three months ended March 31, 2019
Cost of sales	$426	$—	$426
Selling and administrative	2,192	2,473	4,665
Other operating	251	—	251
	$2,869	$2,473	$5,342
Three months ended March 31, 2018
Cost of sales	$17	$—	$17
Selling and administrative	(586)	(969)	(1,555)
Other operating	(27)	—	(27)
	$(596)	$(969)	$(1,565)

(d)	Other operating income and expenses

	Three months ended
	March 31,
	2019	2018
Regional costs	$1,216$	$761
Pampacancha delivery obligation	7,499	7,218
Other expense (income)	2,019	(130)
Loss on disposals	962	—
	$11,696	$7,849

During the first quarter of 2019, the Group recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals (“Wheaton”) as a result of the Group’s expectation that mining at the Pampacancha deposit will not begin until later in 2020. The obligation is to be paid in four quarterly installments, the first to be paid on March 31, 2020.

A previous obligation was recorded in the first quarter of 2018, as a result of the Pampacancha deposit not being mined in 2018.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

(e)	Finance income and expenses

	Three months ended
	March 31,
	2019	2018
Finance income	$(2,578)	$(1,378)
Finance expenses
Interest expense on long-term debt	19,530	19,518
Accretion on financial liabilities at amortized cost	300	314
Finance costs on deferred revenue (note 14)	21,968	16,182
Unwinding of discounts on provisions	1,184	1,118
Withholding taxes	2,190	2,337
Other finance expense	3,152	2,126
	48,324	41,595
Interest capitalized	(3,296)	(3,291)
	45,028	38,304
Other finance (gains) losses
Net foreign exchange losses (gains)	859	(4,016)
Change in fair value of financial assets
and liabilities at fair value through profit or loss:
Hudbay warrants	—	(5,557)
Embedded derivatives	(4,602)	(2,631)
Investments	(790)	2,040
	(4,533)	(10,164)

Net finance expense	$37,917	$26,762

Interest expense related to certain long-term debt has been capitalized to the Rosemont project until commercial production is reached.

Other finance expense relates primarily to fees on the Group’s revolving credit facilities and capitalized leases.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

6.	Trade and other receivables

	Mar. 31, 2019	Dec. 31, 2018
Current
Trade receivables	$102,077	$102,112
Statutory receivables	18,385	12,764
Receivable from joint venture partners	25,964	245
Other receivables	2,695	2,032
	149,121	117,153
Non-current
Taxes receivable	17,495	17,199
Receivable from joint venture partners	—	20,404
Other receivables	1,550	1,518
	19,045	39,121
	$168,166	$156,274

As at March 31, 2019, $16,824 (December 31, 2018 - $11,670) of the current statutory receivables related to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses.

The receivables from joint venture partners is due from the Group’s joint venture partner for the Rosemont project in Arizona. As a result of the terms of the transaction regarding the purchase of the remaining interest in the Rosemont project, the receivable was realized at the time the transaction closed in the second quarter of 2019.

7.	Inventories

	Mar. 31, 2019	Dec. 31, 2018
Current
Stockpile	$10,317	$5,463
Work in progress	6,166	1,762
Finished goods	83,746	62,546
Materials and supplies	51,580	48,703
	151,809	118,474
Non-current
Stockpile	16,304	14,730
Materials and supplies	4,892	4,746
	21,196	19,476
	$173,005	$137,950

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $214,514 for the three months ended March 31, 2019 (three months ended March 31, 2018 - $231,291).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

8.	Other financial assets

	Mar. 31, 2019	Dec. 31, 2018
Current
Derivative assets	$2,493	$6,628
Restricted cash	3,001	3,738
	$5,494	$10,366

Non-current
Investments at fair value through profit or loss	16,263	15,159
	16,263	15,159
	$21,757	$25,525

Investments at fair value through profit or loss consist of securities in Canadian metals and mining companies, all of which are publicly traded. The change in investments at fair value through profit or loss is mostly attributed to fluctuations in market price and foreign exchange impact.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

9.	Property, plant and equipment

	Exploration
	and	Capital			Plant and
	evaluation	works in	Mining	Plant and	equipment-
Mar. 31, 2019	assets	progress	properties	equipment	ROU assets	Total
Balance, Jan. 1, 2019	$52,206	$873,781	$1,998,439	$2,473,176	$180,151	$5,577,753
Additions	381	7,084	—	4,095	2,543	14,103
Capitalized stripping and development	—	—	22,652	—	—	22,652
Decommissioning and restoration	—	51	1,243	12,411	—	13,705
Interest capitalized	—	3,296	—	—	—	3,296
Transfers and other movements	—	(2,061)	—	2,276	(215)	—
Disposals	—	—	—	(1,727)	—	(1,727)
Effects of movements in exchange rates	282	451	16,213	15,273	490	32,709
Other	—	45	—	—	—	45
Balance, Mar. 31, 2019	52,869	882,647	2,038,547	2,505,504	182,969	5,662,536

Accumulated depreciation
Balance, Jan. 1, 2019	—	—	780,754	872,330	89,877	1,742,961
Depreciation for the period	—	—	40,459	46,112	4,834	91,405
Disposals	—	—	—	(765)	—	(765)
Effects of movement in exchange rates	—	—	10,773	9,772	177	20,722
Balance, Mar. 31, 2019	—	—	831,986	927,449	94,888	1,854,323
Net book value	$52,869	$882,647	$1,206,561	$1,578,055	$88,081	$3,808,213

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

	Exploration
	and	Capital			Plant and
	evaluation	works in	Mining	Plant and	equipment-
Dec. 31, 2018	assets	progress	properties	equipment	ROU assets[1]	Total
Balance, Dec. 31, 2017	$23,010	$933,531	$1,975,061	$2,536,019	$—	$5,467,621
Additions	9,950	88,920	—	16,689	—	115,559
Acquisitions	21,654	—	—	—	—	21,654
Capitalized stripping and development	—	—	84,023	—	—	84,023
Decommissioning and restoration	—	15	1,711	7,272	—	8,998
Interest capitalized	—	13,172	—	—	—	13,172
Transfers and other movements	—	(152,781)	2,132	150,649	—	—
Disposals	(1,208)	(4,034)	—	(9,749)	—	(14,991)
Effects of movements in exchange rates	(1,197)	(3,873)	(65,434)	(62,757)	—	(133,261)
Other	(3)	(1,169)	946	224	—	(2)
Balance, Dec. 31, 2018	52,206	873,781	1,998,439	2,638,347	—	5,562,773
IFRS 16 Adjustments[1]	—	—	—	(165,171)	180,151	14,980
Balance, Jan. 1, 2019	52,206	873,781	1,998,439	2,473,176	180,151	5,577,753

Accumulated depreciation
Balance, Dec. 31, 2017	—	—	683,183	820,205	—	1,503,388
Depreciation for the year	—	—	141,218	189,354	—	330,572
Disposals	—	—	—	(6,780)	—	(6,780)
Effects of movement in exchange rates	—	—	(43,469)	(40,211)	—	(83,680)
Other	—	—	(178)	(361)	—	(539)
Balance, Dec. 31, 2018	—	—	780,754	962,207	—	1,742,961
IFRS 16 Adjustments[1]	—	—	—	(89,877)	89,877	—
Balance, Jan. 1, 2019	—	—	780,754	872,330	89,877	1,742,961
Net book value, Dec.31, 2018	52,206	873,781	1,217,685	1,676,140	—	3,819,812
Net book value, Jan.1, 2019	$52,206	$873,781	$1,217,685	$1,600,846	$90,274	$3,834,792

1 IFRS 16 is effective January 1, 2019 for prospective periods. For further information about the adoption of IFRS 16, refer to Note 4.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

10.	Other liabilities

	Mar. 31, 2019	Dec. 31, 2018
Current
Provisions (note 15)	$12,243	$14,276
Pension liability	11,547	11,854
Other employee benefits	2,673	2,564
Unearned revenue	—	1,857
	$26,463	$30,551

11.	Other financial liabilities

	Mar. 31, 2019	Dec. 31, 2018
Current
Derivative liabilities	$10,991	$2,634
Other financial liabilities at amortized cost	2,703	2,590
Embedded derivatives (note 18)	7,302	7,201
	20,996	12,425

Non-current
Other financial liabilities at amortized cost	18,608	18,771
Embedded derivatives (note 18)	5,650	—
	24,258	18,771
	$45,254	$31,196

The derivative liabilities include derivative and hedging transactions. Derivative liabilities are carried at their fair value with changes in fair value recorded to the consolidated income statements. The fair value adjustments for hedging type derivatives are recorded in revenue. Fair value adjustments for embedded derivatives are recorded in other finance (gain) loss.

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

12.	Lease Liability

	Mar. 31, 2019	Dec. 31, 2018
Total minimum lease payments - lease liabilities	92,434	78,174
Effect of discounting	(7,179)	(3,939)
Present value of minimum lease payments	85,255	74,235
Less: current portion	(26,249)	(20,472)
	59,006	53,763

Minimum payments under leases:
Less than 12 months	$28,485	18,448
13 - 36 months	47,371	40,615
37 - 60 months	12,549	19,111
More than 60 months	4,029	—
	$92,434	$78,174

The Group has entered into leases for its South American, Manitoba and Arizona business units which expire between 2020 and 2043. The interest rates on leases which were capitalized have implicit interest rates between 1.95% to 5.13%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay Group entity acting as lessee and duration of the lease. The Group has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The present value of the net minimum lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability. The fair value of the lease liabilities approximates their carrying amount.

There are no restrictions placed on the Group by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated income statement for the three months ended March 31, 2019, relating to leases for which a recognition exemption was applied.

Short-term leases	11,742
Low value leases	39
Variable leases	12,019
Total	23,800

Payments made for short term, low value and variable leases would mostly be captured as expenses in the consolidated income statements, however, certain amounts may be capitalized to PP&E for the Arizona business unit during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable consideration leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

13.	Long-term debt

Long-term debt is comprised of the following:

	Mar. 31, 2019	Dec. 31, 2018
Senior unsecured notes (a)	$984,915	$989,306
Less: Unamortized transaction costs - revolving credit facilities (b)	(7,502)	(8,276)
	$977,413	$981,030

(a)	Senior unsecured notes

Balance, January 1, 2018	$987,903
Change in fair value of embedded derivative (prepayment option)	316
Accretion of transaction costs and premiums	1,087
Balance, December 31, 2018	$989,306
Change in fair value of embedded derivative (prepayment option)	(4,675)
Accretion of transaction costs and premiums	284
Balance, March 31, 2019	$984,915

The $1,000,000 aggregate principal amount of senior notes are comprised of two series: (i) a series of 7.25% senior notes due 2023 in an aggregate principal amount of $400,000 and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600,000.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company’s subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company’s subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

(b)	Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2018	$8,328
Accretion of transaction costs	(1,946)
Transaction costs	1,894
Balance, December 31, 2018	$8,276
Accretion of transaction costs	(556)
Transaction costs	(218)
Balance, March 31, 2019	$7,502

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

As at March 31, 2019, the Arizona business unit had $50,332 in surety bonds issued to support future reclamation and closure obligations and the Peru business unit had $40,000 in surety bonds issued to support its reclamation obligations. No cash collateral is required to be posted. The South American business unit had $43,509 in letters of credit issued under the Peru facility to support its reclamation obligations and the Manitoba business unit had $52,078 in letters of credit issued under the Canada facility to support its reclamation and pension obligations. Given that these letters of credit are issued under the senior credit facilities, no cash collateral is required to be posted.

14.	Deferred revenue

On August 8, 2012 and November 4, 2013, the Group entered into precious metals stream transactions with Wheaton whereby the Group has received aggregate deposit payments of $885,000 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and (ii) 100% of payable silver and 50% of payable gold from the Constancia mine.

In addition to the deposit payments, as gold and silver is delivered to Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Wheaton over the life of the 777 and Constancia life-of-mine plans. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

In February 2019, the Group amended and restated the precious metals stream transaction that Augusta Resource Corporation previously entered into with Wheaton whereby the Group will receive deposit payments of $230,000 against delivery of approximately 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $450 per ounce (for gold) and $3.90 per ounce (for silver), subject to 1% annual escalation after three years. To date, no such deposit has been received under the terms of this contract.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

The Group has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Company recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts.

The Group expects that the remaining performance obligations for the 777 and Constancia streams will be settled by the expiry of their respective stream agreements, which is no earlier than 2036.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2018	$601,930
Amortization of deferred revenue
Liability drawdown	(96,038)
Variable consideration adjustment	2,656
Finance costs	64,921
Effects of changes in foreign exchange	(7,391)
Balance, December 31, 2018	$566,078
Amortization of deferred revenue
Liability drawdown	(25,805)
Variable consideration adjustment	16,295
Finance costs (note 5e)
Current year additions	15,921
Variable consideration adjustment	6,047
Effects of changes in foreign exchange	1,592
Balance, March 31, 2019	$580,128

Consideration from the Company's stream agreement is considered variable. Gold and silver revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. During the year ended December 31, 2018, and three months ended March 31, 2019, the Company recognized an adjustment to gold and silver revenue and finance costs due to a net increase in the Company's reserve and resource estimates.

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2019	Dec. 31, 2018
Current	$81,462	$86,256
Non-current	498,666	479,822
	$580,128	$566,078

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

15.	Provisions

Reflected in the condensed consolidated interim balance sheets as follows:

	Decommissioning,
	restoration and	Deferred	Restricted
Mar. 31, 2019	similar liabilities	share units	share units	Other	Total
Current (note 10)	$1,363	$6,818	$3,991	$71	$12,243
Non-current	218,654	—	2,838	—	221,492
	$220,017	$6,818	$6,829	$71	$233,735

	Decommissioning,
	restoration and	Deferred	Restricted
Dec. 31, 2018	similar liabilities	share units	share units	Other	Total
Current (note 10)	$1,234	$4,288	$8,412	$342	$14,276
Non-current	200,790	—	3,789	69	204,648
	$202,024	$4,288	$12,201	$411	$218,924

16.	Income and mining taxes

	(a)	Tax expense:

The tax expense (recoveries) is applicable as follows:

	Three months ended
	March 31,
	2019	2018
Current:
Income taxes	$7,074	$15,014
Mining taxes	(1,335)	6,943
Adjustments in respect of prior years	(1,065)	965
	4,674	22,922
Deferred:
Income tax - origination, revaluation and/or and reversal of temporary
differences	(12,172)	9,219
Mining taxes (recoveries) - origination, revaluation and/or reversal of
temporary difference	3,009	(299)
Adjustments in respect of prior years	(207)	(184)
	(9,370)	8,736
	$(4,696)	$31,658

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

(b)	Deferred tax assets and liabilities as represented on the condensed consolidated interim balance sheets:

	Mar. 31, 2019	Dec. 31, 2018
Deferred income tax asset	$35,615	$15,513

Deferred income tax liability	(318,115)	(307,313)
Deferred mining tax liability	(19,894)	(16,777)
	(338,009)	(324,090)

Net deferred tax liability balance, end of period	$(302,394)	$(308,577)

(c)	Changes in deferred tax assets and liabilities:

	Three months	Year ended
	ended	Dec. 31, 2018
	Mar. 31, 2019

Net deferred tax liability balance, beginning of year	$(308,577)	$(277,466)
Deferred tax recovery (expense)	9,370	(40,245)
OCI transactions	(640)	520
Items charged directly to equity	—	—
Foreign currency translation on the deferred tax liability	(2,547)	8,614
Net deferred tax liability balance, end of period	$(302,394)	$(308,577)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

17.	Share capital

	(a)	Preference shares:

Authorized: Unlimited preference shares without par value

	(b)	Common shares:

Authorized: Unlimited common shares without par value Issued and fully paid:

	Three months ended		Year ended
	Mar. 31, 2019		Dec. 31, 2018
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	261,272,151	$1,777,340	261,271,188	$1,777,409
Share issue costs, net of tax	—	—	—	(80)
Warrants exercised	—	—	963	11
Balance, end of period	261,272,151	$1,777,340	261,272,151	$1,777,340

During the three months ended March 31, 2019, the Company paid $1,955 in dividends on March 29, 2019 to shareholders of record as of March 8, 2019. During the three months ended March 31, 2018, the Company paid $2,026 in dividends on March 29, 2018 to shareholders of record as of March 9, 2018.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

18.	Financial instruments

	(a)	Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of the Group's financial instruments and non-financial derivatives:

	Mar. 31, 2019		Dec. 31, 2018
Recurring measurements	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents [1]	$485,867	$485,867	$515,497	$515,497
Restricted cash[1]	3,001	3,001	3,738	3,738
Fair value through profit or loss
Trade and other receivables1, 2	132,286	132,286	126,311	126,311
Non-hedge derivative assets[3]	2,493	2,493	6,628	6,628
Prepayment option - embedded derivatives[7]	8,339	8,339	3,664	3,664
Investments at FVTPL[4]	16,263	16,263	15,159	15,159
Total financial assets	648,249	648,249	670,997	670,997
Financial liabilities at amortized cost
Trade and other payables1, 2	139,349	139,349	164,628	164,628
Lease liability[9]	85,255	85,255	74,235	74,235
Other financial liabilities[5]	18,018	21,311	17,425	21,361
Senior unsecured notes[6]	1,034,864	993,254	988,294	992,970
Unamortized transaction costs[8]	(7,502)	(7,502)	(8,276)	(8,276)
Fair value through profit or loss
Embedded derivatives[3]	12,952	12,952	7,201	7,201
Non-hedge derivative liabilities[3]	10,991	10,991	2,634	2,634
Total financial liabilities	1,293,927	1,255,610	1,246,141	1,254,753
Net financial liability	$(645,678)	$(607,361)	$(575,144)	$(583,756)

1Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2Excludes tax and other statutory amounts.

3Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

4All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies.

5These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 11). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

6Fair value of the senior unsecured notes (note 13) has been determined using the quoted market price at the period end.

7Fair value of the prepayment option embedded derivative related to the long-term debt (note 13) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

8The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

9 As a result of IFRS 16, the January 1, 2019 opening balance has been prospectively changed to $89,215 (note 4).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

–	Level 1: Quoted prices in active markets for identical assets or liabilities;
–	Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
–	Level 3: Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2019	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$—	$2,493	$—	$2,493
Investments at FVTPL	16,263	—	—	16,263
Prepayment option embedded derivative	—	8,339	—	8,339
	$16,263	$10,832	$—	$27,095
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$12,952	$—	$12,952
Non-hedge derivatives	—	10,991	—	10,991
	$—	$23,943	$—	$23,943

December 31, 2018	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$—	$6,628	$—	$6,628
Investments at FVTPL	15,159	—	—	15,159
Prepayment option embedded derivative	—	3,664	—	3,664
	$15,159	$10,292	$—	$25,451
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$7,201	$—	$7,201
Non-hedge derivatives	—	2,634	—	2,634
	$—	$9,835	$—	$9,835

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2019, the Group did not make any transfers.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at March 31, 2019 the Group had 34,000 tonnes of net copper swaps outstanding at an effective average price of $2.82/lb and settling across April to August 2019. As at December 31, 2018, the Group had 29,950 tonnes of net copper swaps outstanding at an effective average price of $2.77/lb and settling across January to April 2019. The aggregate fair value of the transactions at March 31, 2019 was a liability position of $9,276 (December 31, 2018 was an asset position of $4,171).

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. At March 31, 2019 and December 31, 2018, the Group held no gold or silver forward sales contracts.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At March 31, 2019, the Group held contracts for forward zinc purchased of 2,002 tonnes (December 31, 2018 – 2,925 tonnes) that related to forward customer sales of zinc. Prices range from $2,400 to $3,045 per tonne (December 31, 2018 – $2,400 to $3,203 per tonne) and settlement dates extend to December 2019. The aggregate fair value of the transactions at March 31, 2019 was a net asset position of $778 (December 31, 2018 – a net liability position of $177).

(c)	Embedded derivatives

Changes in fair value of provisionally priced receivables

The Group records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

As at March 31, 2019 and 2018, the Group’s net position consisted of contracts awaiting final pricing which are as indicated below:

		Sales awaiting final pricing		Average price ($/unit)
Metal in concentrate	Unit	Mar. 31, 2019	Mar. 31, 2018	Mar. 31, 2019	Mar. 31, 2018
Copper	tonnes	33,829	30,519	2.94	2.69
Zinc	tonnes	—	199	—	—
Gold	oz	11,463	15,528	1,295	1,279
Silver	oz	102,522	96,646	15.09	15.45

The aggregate changes in fair value of provisionally priced receivables within the copper and zinc concentrate sales contracts at March 31, 2019, was a liability position of $9,996 (December 31, 2018 – a liability position of $6,351). The aggregate fair value of other embedded derivatives at March 31, 2019, was nil (December 31, 2018 - nil).

Prepayment option embedded derivative

The senior unsecured notes (note 13) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 5e). The fair value of the embedded derivative at March 31, 2019 was an asset of $8,339 (December 31, 2018 - an asset of $3,664).

Pampacancha delivery obligation-embedded derivative

The Group has recognized an obligation to deliver additional precious metal credits to Wheaton as a result of the Pampacancha deposit not being mined in 2018 or 2019. The fair value of the embedded derivative at March 31, 2019 was a liability of $12,952 (December 31, 2018 – $7,201).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

19.	Commitments and contingencies

	(a)	Capital commitments

As at March 31, 2019, the Group had outstanding capital commitments in Canada of approximately $3,140 primarily related to committed long-lead orders for the Lalor mine, all of which can be terminated by the Group, approximately $37,541 in Peru primarily related to sustaining capital costs, all of which can be terminated by the Group, and approximately $164,556 in Arizona, primarily related to its Rosemont project, of which approximately $81,963 cannot be terminated by the Group.

20.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended
	March 31,
	2019	2018
Change in:
Trade and other receivables	$(7,526)	$26,287
Other financial assets/liabilities	10,654	(21,757)
Inventories	(20,041)	(12,948)
Prepaid expenses	(1,507)	1,597
Trade and other payables	(5,811)	(3,261)
Change in taxes payable/receivable, net	(3,911)	8,442
Provisions and other liabilities	247	1,211
	$(27,895)	$(429)

(b)	Non-cash transactions:

During the three months ended March 31, 2019, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

–

Remeasurement of the Group's decommissioning and restoration liabilities for the three months ended March 31, 2019 led to a net increase in related property, plant and equipment assets of $13,705 (three months ended March 31, 2018 - increase of $1,142) mainly as a result of lower discount rates.

–	Property, plant and equipment included $2,543 of net additions related to capital additions under capitalized leases with ROU assets.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

21.	Segmented information

Corporate and other activities include the Group's exploration activities in Chile, Canada and since December 2018, the recently acquired Mason Resources in the State of Nevada. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate and other activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended March 31, 2019
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$107,132	$185,126	$—	$—	$292,258
Cost of sales
Mine operating costs	85,121	78,195	—	—	163,316
Depreciation and amortization	27,814	49,316	—	—	77,130
Gross (loss) profit	(5,803)	57,615	—	—	51,812
Selling and administrative expenses	—	—	—	14,900	14,900
Exploration and evaluation	3,822	893	—	692	5,407
Other operating expense	2,182	8,715	162	637	11,696
Results from operating activities	$(11,807)	$48,007	$(162)	$(16,229)	$19,809
Finance income					(2,578)
Finance expenses					45,028
Other finance gains					(4,533)
Loss before tax					(18,108)
Tax recovery					(4,696)
Loss for the period					$(13,412)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

Three months ended March 31, 2018
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$165,673	$220,983	$—	$—	$386,656
Cost of sales
Mine operating costs	98,530	86,747	—	—	185,277
Depreciation and amortization	26,912	53,696	—	—	80,608
Gross profit	40,231	80,540	—	—	120,771
Selling and administrative expenses	—	—	—	5,715	5,715
Exploration and evaluation	3,926	1,133	—	2,283	7,342
Other operating (income) and expenses	(218)	7,909	115	43	7,849
Results from operating activities	$36,523	$71,498	$(115)	$(8,041)	$99,865
Finance income					(1,378)
Finance expenses					38,304
Other finance losses					(10,164)
Profit before tax					73,103
Tax expense					31,658
Profit for the period					$41,445

March 31, 2019
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$677,068	$2,753,772	$917,395	$365,664 $	4,713,899
Total liabilities	478,076	926,428	119,203	1,029,294	2,553,001
Property, plant and equipment[1]	587,608	2,314,006	877,161	29,438	3,808,213
[1] Included in Corporate and other activities is $21.7 million of property, plant and equipment that is located in Nevada.

December 31, 2018
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$621,253	$2,751,525	$896,693	$416,164	$4,685,635
Total liabilities	424,576	921,773	115,470	1,044,960	2,506,779
Property, plant and equipment[1]	572,947	2,353,229	868,921	24,715	3,819,812

1 Included in Corporate and other activities is $21.6 million of property, plant and equipment that is located in Nevada.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2019 and 2018

22.	Events after the reporting period

On April 25, 2019, Hudbay closed an agreement with United Copper & Moly LLC ("UCM") to purchase UCM's 7.95% interest in the Rosemont project, and to terminate all of UCM's remaining earn-in and off- take rights, for upfront consideration of $45,000, plus three annual installments of $10,000 per year, commencing on July 1, 2022. In connection with the transaction, Hudbay has agreed to release UCM from any and all obligations in relation to the Rosemont project, including project loans representing its proportionate share of joint venture expenditures incurred beyond its initial earn-in investment. UCM is jointly owned by Korea Resources Corporation and LG International Corp.